Exhibit 99.3

This business combination involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference Translation of the Japanese Original)

February 2, 2012

To whom it may concern:

Address of Registered Office: 2-5-13 Nihonbashi,
Chuo-ku, Tokyo, Japan
Company Name: Hulic Co., Ltd.
Name of Representative: Saburo Nishiura, President
and Representative Director (Stock Code: 3265)
Contact: Hajime Kobayashi, Executive
General Manager of Planning Division
(Tel: +81-3-3271-7509)

Notification with Respect to New Four-Year Business Plan

The Hulic Group (the “Group”) hereby provides notice of the summary of the midterm business plan (the “Business Plan”) through 2015 that it has established.
The Business Plan aims to enlarge enterprise value by elevating the Group’s unique business model of real estate leasing business as its core competitive edge.
The Business Plan was established with the assumption that the Group’s merger (the “Merger”) with Shoei Co., Ltd. (“Shoei”) will occur as planned.  Although Hulic will be the non-surviving company in the Merger, the Business Plan was established using Hulic as the basis because Hulic is planned to be the purchaser from an accounting perspective.

■ General Overview -
A new midterm business plan was devised because the goals in the previous midterm business plan, “Step-Up 2012,” were achieved ahead of schedule in 2011.
We will advance our growth strategy and will strive to deliver maximum value to our shareholders under the motto of “Change and Speed”.

Results of “Step-up 2012” Midterm Business Plan

	FY 2009 Actual Results	FY 2011 Actual Results	Growth	Initial Projections Under Business Plan
Operating Income	14.3 billion yen	19.8 billion yen	38.5％	19.0 billion yen
Ordinary Income	10.9 billion yen	16.8 billion yen	54.1％	15.5 billion yen
Net Income for Period	22.0 billion yen	9.3 billion yen	---	8.0 billion yen
EBITDA	18.8 billion yen	26.6 billion yen	40.9％	26.0 billion yen
Ratio of Interest-Bearing Debt to EBITDA	13.8x	11.7x	---	Less than 14x
※Net income for fiscal year 2009 includes an extraordinary gain from the sale of Nakameguro Center.

■ Time Period – Four year period from fiscal year 2012 (period ending December 31, 2012) to fiscal year 2015 (period ending December 31, 2015)

■ Basic Policy – Steadily achieve sustainable profit growth with a focus on the leasing business and build a foundation for greater growth in the future

■ Operational Targets

(1)	Profit Projections

	FY 2011 Actual Results	Projected for FY 2014-2015
Operating Income	19.8 billion yen	25.0-28.0 billion yen
Ordinary Income	16.8 billion yen	21.0-24.0 billion yen
Net Income for Period	9.3 billion yen	12.0-14.0 billion yen
EBITDA	26.5 billion yen	32.0-36.0 billion yen

(Note) The Business Plan incorporates anticipated synergies from the Merger but does not incorporate undetermined aspects of the Merger such as goodwill.
When details with respect to goodwill and other matters are determined and revisions to the Business Plan becomes necessary, we will provide additional notice.

・
Hulic will aim to fully realize the profit targets by 2015, the final year of the Business Plan, through the completion and operation of properties currently under reconstruction, the expansion of our leasing business portfolio through M&A and by taking advantage of accumulated know-how in new business areas.

・	We have provided projected profits in a range since factors that contribute to fluctuation of profits will increase as a result of trends in the warehousing business.

(2)	Fiscal Discipline
・	Interest-bearing debt to EBITDA ratio to be within 13x by fiscal 2015.
In addition, we will also track our net debt to equity ratio and aim to be within 3.0x by fiscal 2015.

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■ Basic Strategy

(1)	Steadily Increase Revenue from Leasing Business
a. Raise profitability of old properties through planned implementations of reconstruction
b. Expand portfolio through new investments and other methods
c. Ensure high asset utilization by maintaining low rates of vacancy

(2)	Diversification of Revenue Sources by Developing New Business Areas
a. Promote initiatives leading to PPPs (Public-Private Partnerships)
b. Take an active approach to short-term investment business
c. Develop CRE business in response to customer needs
d. Develop business in the field of the environment

(3)	Strengthening and Expanding the Overall Group
a. Improve consolidated / non-consolidated revenue ratio through greater integration of reorganized subsidiaries
b. Undertake new projects such as overseas investments and the hotel business
c. Conduct thorough evaluation of entering the fund management business

(4)	Upgrade CSR Management Structure
a. Respond to needs of an energy-saving society through ecological management
b. Make continuous efforts to minimize various risks, starting with natural disasters

(5)	Implement Further Reinforcements of Foundations of Management
a. A highly productive organization that emphasizes added-value of each employee
b. Strengthen financial health through fiscal structure that balances growth

End of Document

The forward-looking statements concerning business results are based upon information available at the time of this disclosure and assumptions regarding uncertain factors affecting business performance made at the time of this disclosure.  In addition, these materials assume the approval of the merger with Shoei at the general meeting of shareholders of both Shoei and Hulic. Actual future business performance may differ materially from these materials due to a variety of factors.

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